                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           KAISER ALUMINUM CORPORATION
                       (NAME OF SUBJECT COMPANY) (ISSUER)

                           KAISER ALUMINUM CORPORATION
                     KAISER ALUMINUM & CHEMICAL CORPORATION
                       (NAME OF FILING PERSONS) (OFFEROR)

        OPTIONS TO PURCHASE COMMON STOCK OF KAISER ALUMINUM CORPORATION,
                            PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    483007100
                    (CUSIP Number of Underlying Common Stock)

                                J. KENT FRIEDMAN
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           KAISER ALUMINUM CORPORATION
                     KAISER ALUMINUM & CHEMICAL CORPORATION
                           5847 SAN FELIPE, SUITE 2600
                              HOUSTON, TEXAS 77057
                                 (713) 267-3777
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSONS FILING STATEMENT)

                                   ----------

                            CALCULATION OF FILING FEE

Transaction Valuation*                                    Amount of Filing Fee
----------------------                                    --------------------

    $4,030,738.50                                                $806.15

* Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes the purchase of all options for which this offer is being made.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:   Not applicable.          FILING PARTY: Not applicable.
FORM OF REGISTRATION NO.: Not applicable.          DATE FILED:   Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEM 1. SUMMARY TERM SHEET.

The information set forth in "Summary Term Sheet" in the Offer to Purchase (as defined below) is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Kaiser Aluminum Corporation, a Delaware corporation ("Kaiser"), and the address of its principal executive office is 5847 San Felipe, Suite 2600, Houston, Texas 77057, telephone number (713) 267-3777. The information set forth under "Certain Information About Us" in Section 9 of the offer to purchase ("Offer to Purchase"), dated April 26, 2001 that is part of this Tender Offer Statement on Schedule TO (this "Schedule") is incorporated herein by reference.

     (b) This Schedule relates to an offer by Kaiser and Kaiser Aluminum & Chemical Corporation, a Delaware corporation ("KACC") (which is a wholly-owned subsidiary of Kaiser), whose principal executive office is located at 5847 San Felipe, Suite 2600, Houston, Texas 77057, telephone number (713) 267-3777, to purchase from Kaiser's and KACC's current employees and current directors all outstanding options to purchase shares of common stock, par value $.01 per share of Kaiser that were issued under the Kaiser 1993 Omnibus Stock Incentive Plan (the "1993 Plan") or the Kaiser 1997 Omnibus Stock Incentive Plan (the "1997 Plan") (collectively, the 1993 Plan and the 1997 Plan are referred to as the "plans"), for shares of restricted stock, as defined in the Offer to Purchase, and in the amount set forth on Attachment A to the Offer to Purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, and the related Letter of Transmittal, copies of which are attached hereto as Exhibits A1 and A2 respectively. The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration

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

          Date," "Acceptance for Purchase of Options and Payment of Purchase Price" and "Source and Amount of Consideration; Terms of Restricted Stock Award" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Price Range of the Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The information set forth under Items 2(a) and 2(b) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," "Procedures for Tendering Options," "Withdrawal Rights," "Acceptance for Purchase of Options and Payment of Purchase Price," "Certain Conditions of the Offer," "Source and Amount of Consideration; Terms of Restricted Stock Award," "Status of Options Acquired by Us in the Offer," "Certain Federal Income Tax Consequences," "Certain Legal Matters; Regulatory Approvals" and "Extension of Offer; Termination; Amendment" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

     (a) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in "Purpose of the Offer" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Acceptance for Purchase of Options and Payment of Purchase Price" and "Status of Options Acquired by Us in the Offer" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Purpose of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in "Source and Amount of Consideration; Terms of Restricted Stock Award" and "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Certain Conditions of the Offer" in the Offer to Purchase is incorporated herein by reference.

     (c)  Not applicable.

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
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)  Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     (a) The information set forth in "Certain Information About Us" and "Additional Information" in the Offer to Purchase, and pages 27 to 62 of the Kaiser Aluminum Corporation Annual Report on Form 10-K and pages 27 to 64 of the Kaiser Aluminum & Chemical Corporation Annual Report on Form 10-K, for the year ended December 31, 2000, respectively, is incorporated herein by reference.

     (b)  Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in "Certain Legal Matters; Regulatory Approvals" and "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

     (b)  Not applicable.

ITEM 12. EXHIBITS.

          A1   Offer to Purchase, dated April 26, 2001.

          A2   Form of Letter of Transmittal.

          A3   Form of Letter to Holders.

          A4 Kaiser Aluminum Corporation Annual Report on Form 10-K for the year ended December 31, 2000, incorporated herein by reference.

          A5 Kaiser Aluminum & Chemical Corporation Annual Report on Form 10-K for the year ended December 31, 2000, incorporated herein by reference.

          D1 Kaiser 1993 Omnibus Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Report on Form 10-Q for the quarterly period ended June 20, 1993, filed by Kaiser Aluminum Corporation (File No. 1-9447).

          D2 Kaiser 1997 Omnibus Stock Incentive Plan, incorporated herein by reference to Appendix A to the Proxy Statement, dated April 27, 1997, filed by Kaiser Aluminum Corporation (File No. 1-9447).

          D3   Form of Restricted Stock Agreement.

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

          D4   Form of Stock Power.

          (b), (g) and (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a)  Not applicable.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                       KAISER ALUMINUM CORPORATION

                                       By: /s/ John T. La Duc
                                           ----------------------------------
                                       Name:  John T. La Duc
                                       Title: Executive Vice President
                                              and Chief Financial Officer


                                       KAISER ALUMINUM & CHEMICAL CORPORATION

                                       By: /s/ John T. La Duc
                                           ----------------------------------
                                       Name:  John T. La Duc
                                       Title: Executive Vice President
                                              and Chief Financial Officer


Dated: April 26, 2001

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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER           DESCRIPTION
-------          -----------

  A1             Offer to Purchase, dated April 26, 2001.

  A2             Form of Letter of Transmittal.

  A3             Form of Letter to Holders.

  A4 Kaiser Aluminum Corporation Annual Report on Form 10-K for the year ended December 31, 2000, incorporated herein by reference.

  A5             Kaiser Aluminum & Chemical Corporation Annual Report on Form
                 10-K for the year ended December 31, 2000, incorporated herein by reference.

  D1 Kaiser 1993 Omnibus Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Report on Form 10-Q for the quarterly period ended June 20, 1993, filed by Kaiser (File No.
                 1-9447).

  D2 Kaiser 1997 Omnibus Stock Incentive Plan, incorporated herein by reference to Appendix A to the Proxy Statement, dated April
                 27, 1997, filed by Kaiser (File No. 1-9447).

  D3             Form of Restricted Stock Agreement.

  D4             Form of Stock Power.

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